EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 1 June 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 31 May 2022 from FMR LLC, who notified that it holds 3,308,879 of Galapagos’ voting rights, consisting of ordinary shares (3,308,179) and equivalent financial instruments (700). FMR LLC controls investment funds FIAM Holdings LLC, Fidelity Management & Research Company LLC, Fidelity Management Trust Company and Strategic Advisers LLC, which all together hold 3,308,879 of Galapagos’ voting rights. This represents 5.04% of Galapagos' currently outstanding 65,648,221 shares. FMR LLC thus crossed above the 5% threshold of Galapagos’ voting rights by acquisition of voting securities on 27 May 2022. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603

media@glpg.com

1  Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market